Exhibit 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

Subsidiaries	Jurisdiction of Incorporation

Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.)	Canada

Stuart Energy Systems Corporation	Canada

Hydrogenics Europe NV	Belgium

Hydrogenics GmbH	Germany